UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K/A

(Amendment No. 1)

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-14793

A.	Full title of the Plan and address of the Plan, if different from that of the issuer named below:

THE FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF THE U.S. VIRGIN

ISLANDS AND THE UNITED STATES OF AMERICA

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST BANCORP.

1519 Ponce de León Avenue, Stop 23

San Juan, Puerto Rico 00908

EXPLANATORY NOTE

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America (the “Plan”) is filing this Amendment No. 1 on Form 11-K/A (this “Amendment”) to amend the Plan’s Annual Report on Form 11-K (the “Original Filing”) for the year ended December 31, 2022 filed with the Securities and Exchange Commission on June 29, 2023. This amendment is being filed solely to correct an administrative error in the Report of Independent Registered Public Accounting Firm to correctly identify the city from which such report was issued.

Other than with respect to the foregoing, this Amendment does not modify or update in any way the Original Filing and speaks as of the date of the Original Filing.

Exhibits:

23.1 Consent of Crowe LLP

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of The FirstBank

401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America

San Juan, Puerto Rico

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan’s auditor since 2018.

Oak Brook, Illinois
June 29, 2023

Stamp No. E511097 of the Puerto Rico

Society of Certified Public Accountants

was affixed to the record copy of this report.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America Statements of Net Assets Available for Benefits December 31, 2022 and 2021

	As of December 31,
	2022	2021
Assets
Investments, at fair value (Note 3)	$18,716,658	$21,965,053
Receivables:
Contributions receivable from participants	36,184	32,974
Contributions receivable from employer	202,181	200,042
Notes receivable from participants	593,719	644,515

Total receivables	832,084	877,531
Cash and cash equivalents	2,252	3,477

Net assets available for benefits	19,550,994	22,846,061

The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2022

Year ended
December 31,
2022
Additions to net assets attributable to:
Interest income on notes receivables from participants	$33,002

Contributions:
Participants	1,194,760
Employer	407,268
Rollover from other qualified plans	10,784

Total contributions	1,612,812

Total additions	1,645,814

Deductions from net assets attributable to:
Investment loss:
Net depreciation in fair value of investments	3,728,375
Dividends and interest income	(429,683)

Net investment loss	3,298,692

Distributions:
Benefits and withdrawals paid to participants, including rollover distributions	1,636,382
Administrative expenses	5,807

Total distributions	1,642,189

Total deductions	4,940,881

Decrease in assets available for benefits	(3,295,067)
Net assets available for benefits:
Beginning of year	22,846,061

End of year	$19,550,994

The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America Notes to the Financial Statements December 31, 2022 and 2021

1.	Description of the Plan

Reporting Entity

The accompanying financial statements include the assets of The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America (the “Plan”) sponsored by FirstBank Puerto Rico (the “Bank”) for its U.S. Virgin Islands and United States of America employees. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective on May 15, 1977. Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the U.S. Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Amendments

There were no plan amendments during 2022.

Eligibility

All of the Bank’s U.S. Virgin Islands and United States of America full-time employees are eligible to participate in the Plan after completion of three months of service for purposes of making elective deferral contributions and one year of service for purposes of sharing in the Bank’s matching, qualified matching and qualified non-elective contributions. The Bank’s matching contribution is comprised of: 401(k) Matching Contributions and 401(k) Additional Matching Contributions. To be eligible for these matching contributions, the participant needs to be employed at any time during the Plan Year and be employed as of last day of the Plan Year, respectively. Furthermore, regular part time employees are also eligible if the criteria of 1,000 hours of service is met.

Employees are automatically enrolled in the Plan after completion of three months of service unless the employee makes an election to waive participation in the Plan by completing an Election Form at least 30 days before the enrollment date. If the employee does not complete the Election Form within the mentioned period, the employee will be automatically enrolled in the Plan with an initial pre-tax contribution equivalent to 2% of his/her period eligible compensation and will increase by 1% per year up to a maximum of 5% of the compensation as of the first day of each subsequent Plan Year. In addition, such contributions will be invested in a predetermined fund until subsequent election is made by the participant.

Contributions

Participants are permitted to contribute up to an amount not to exceed the maximum deferral amount specified by the Internal Revenue Service (“IRS”) of $20,500 for the tax year ended December 31, 2022. Also, the participant may make voluntary contributions to the Plan on an after-tax basis, not to exceed the maximum annual limit allowed by law. On October 21, 2022, the IRS announced an increase in the contribution limit to $22,500 effective in 2023. The Bank contributes a matching contribution of fifty cents for every dollar up to the first 6% of the participant’s eligible compensation that a participant contributes to the Plan on a pre-tax basis. The Bank’s matching contribution of fifty cents for every dollar of the employee’s contribution is comprised of: (i) twenty-five cents for every dollar of the employee’s contribution up to 6% of the employee’s eligible compensation to be paid to the Plan as of each bi-weekly payroll; and, (ii) an additional twenty-five cents for every dollar of the employee’s contribution up to 6% of the employee’s eligible compensation to be deposited as a lump sum subsequent to the Plan Year. These are called 401(k) Matching Contributions and 401(k) Additional Matching Contributions, respectively.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America Notes to the Financial Statements December 31, 2022 and 2021

Investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several mutual funds and the common stock of First BanCorp., the Bank’s parent company. The Plan allows for rollover contributions from other qualified plans.

Participants age 50 or older are permitted to make an additional $6,500 pre-tax contribution for the tax year ended December 31, 2022 after contributing the Plan limit of $20,500 of their pre-tax annual compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Bank’s contributions and Plan earnings. Allocations are based on the participant’s contributions in the case of matching contributions, or account balances in each investment option in the case of plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeited nonvested accounts are used to cover administrative expenses, or used to reduce future Bank contributions. Certain administrative expenses directly associated with the Plan are paid using the Plan assets and then the expenses are allocated among all participants accounts.

Vesting

Participants are immediately vested in their contributions and the 401(k) Matching Contributions plus actual earnings thereon. The 401(k) Additional Matching Contribution is subject to the completion of at least three years of service for vesting.

Notes receivable from participants

The Plan allows participants and their beneficiaries to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of the participant’s vested account balance or $50,000. A maximum of one loan outstanding is permitted at any time. Interest rates on loans are generally calculated based on the prime rate plus 2% as of the date the loan is granted. As of December 31, 2022 and 2021, substantially all of the loans have interest rates ranging from 5.25% to 9.50%. Principal and interest are paid to the Plan ratably through biweekly payroll deductions. The loans have a term of repayment up to five years. The Plan Administrator may fix the term for repayment of a home loan for a period exceeding five years. A home loan is a loan used to acquire a dwelling unit which, within a reasonable time, the participant will use as a principal residence. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participants Loan account and are secured by the balance in the participant’s account.

Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. On termination of service due to death, disability or retirement all distributions from the Plan will be made in a single lump-sum cash payment. If the value of the vested account is more than $5,000, the participant may elect to defer any benefit payable under the Plan until a specified future date. However, if the value of the account balance does not exceed $1,000, the distribution will be made to the participant, regardless of whether the participant consents to receive it. The Plan allows for participants to receive hardship distributions.

In the case of participant termination because of death, all amounts credited to such participant’s account shall become fully vested and the entire amount is paid to the person or persons legally entitled thereto. In addition, a participant will fully vest in his or her account balance (including 401(k) Additional Matching Contributions) upon permanent and total disability.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America Notes to the Financial Statements December 31, 2022 and 2021

Plan Expenses and Administration

Bank and participant contributions were held by Charles Schwab Trust Bank (“Charles Schwab”) as custodian and managed by Milliman USA, Inc. as plan recordkeeper, both appointed by the Board of Directors of the Bank. The custodian invests cash received, interest and dividend income and makes distributions to participants. The Bank’s parent company common stock in the Plan is held by State Street Bank and Trust Company (“State Street”), which provides Charles Schwab with custody, fund accounting, fund administration and transfer agency services.

Generally, recordkeeper’s fees are paid by the Bank unless there are forfeitures available to offset such expenses. For the year ended December 31, 2022, the Bank paid on behalf of the Plan $69,675 in administrative fees and other services rendered by the plan recordkeeper. Administrative expenses incurred by the Plan, primarily custodian’s fees and other miscellaneous expenses, are reflected in the Plan’s financial statements.

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan. Refer to Note 7 for further detail.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting policies generally accepted in the United States of America. A description of the significant accounting policies of the Plan follows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Contributions

Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants’ compensation. The Bank’s Matching Contribution are recorded on each bi-weekly payroll. The Additional Matching Contribution, and any other employer contribution which are deposited subsequent to the Plan Year, are recorded as part of the employer contribution receivable in the statements of net assets available for benefits.

Rollover Distributions

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the U.S. Internal Revenue Code.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America Notes to the Financial Statements December 31, 2022 and 2021

Investments Valuation and Income Recognition

The Plan’s investments in mutual funds, money market deposit account, the Schwab Personal Choice Retirement Account (“PCRA”) and common stock of First BanCorp. are stated at fair value. The PCRA is a self-directed brokerage account, which offers participants additional investment choices beyond the traditional Plan’s investment options. See Note 3 for further information regarding valuation of the Plan’s investments. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses on investments bought and sold as well as the unrealized appreciation (depreciation) on those investments held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Management fees and operating expenses charged to the Plan related to investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, such management fees and operating expenses are reflected as net depreciation in the aggregate fair value of such investments. The Plan invest in a money market deposit account for which its fair value is estimated to approximate deposit account balance.

Notes receivable from participants

Notes receivable from participants represent participant loans that are measured at their unpaid principal balance plus any accrued but unpaid interest. The outstanding loan amount is reduced with payroll retentions made by the employer. Loans bear interest at the rate determined by the Plan administrator at the time the loan is granted. Any terminated employee is required to repay their remaining balance or offset against their account balance upon distribution.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

3.	Fair Value Measurements

The FASB authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This guidance also establishes a fair value hierarchy for classifying financial instruments. The hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Three levels of inputs may be used to measure fair value:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America Notes to the Financial Statements December 31, 2022 and 2021

As of December 31, 2022 and 2021, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy.

	As of December 31, 2022
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds and money market funds	$15,331,140	$—	$—	$15,331,140
Money market deposit account	2,591,807	—	—	2,591,807
Investment in First BanCorp.	766,629	—	—	766,629
Self-directed brokerage account- (“PCRA”)	27,082	—	—	27,082

Total investments at fair value	$18,716,658	$—	$—	$18,716,658

	As of December 31, 2021
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds and money market funds	$18,544,209	$—	$—	$18,544,209
Money market deposit account	2,644,552	—	—	2,644,552
Investment in First BanCorp.	776,292	—	—	776,292

Total investments at fair value	$21,965,053	$—	$—	$21,965,053

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.

Mutual Funds and money market funds: Mutual funds are valued at the daily closing price as reported by the funds. Investments in mutual funds consists of open-end mutual funds and the value is the net asset value of shares held by the Plan at the reporting date. The net asset value is a quoted market price available in an active market.

Money market deposit account: The fair value of money market deposit accounts is estimated to approximate deposit account balances, payable on demand, as no discount for credit quality or liquidity were determined to be applicable.

Investment in First BanCorp.: Investment in First BanCorp. consists of common stock of First BanCorp. and is valued based on the closing price per the stock exchange on which they are traded.

Self-directed brokerage accounts: Investments held in a PCRA are valued using quoted market prices at period end.

4.	Party-In-Interest Transactions

Parties-in-interest are defined under the provisions of ERISA as any fiduciary of the Plan, any party rendering service to the Plan, any employer (or any affiliate), any employee of such employer covered by the Plan, and certain others. Certain Plan investments consist of investment in a money market deposit account at Charles Schwab, or affiliates, which is the provider of custodial services as defined by the Plan since April 1, 2005. In addition, as of December 31, 2022 and 2021, the First BanCorp. Unitized Stock Fund held 60,270 and 56,335 shares, respectively, with a quoted market value of $766,629 and $776,292, respectively, of First BanCorp. common stock, the parent company of the Plan Sponsor. The First BanCorp. Unitized Stock Fund also has an investment in a money market fund managed by State Street. State Street provides Charles Schwab with, among other things, custody services for the First BanCorp. Unitized Stock Fund. For the year ended December 31, 2022, the Plan received dividend income of $26,598 related to the investment in First BanCorp. Unitized Stock Fund and recognized a net loss of $34,869, of which $40,821 relates to the net depreciation in the fair value of such investment. Plan assets include notes receivable from participants of $593,719 and $644,515 as of December 31, 2022 and 2021, respectively. For the year ended December 31, 2022, interest income related to notes receivable from participants amounted to $33,002. These transactions qualify as party in-interest transactions permitted under the provisions of ERISA.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America Notes to the Financial Statements December 31, 2022 and 2021

5.	Tax Status

The Plan obtained its latest determination letter on July 7, 2017, in which the Internal Revenue Service determined and informed the Bank that the Plan is designed in accordance with the applicable sections of the U.S. Internal Revenue Code (IRC) and, therefore, exempt from income taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by federal, state and/ or local taxing authorities. The plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2019.

6.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

7.	Forfeited Amounts

Forfeited nonvested accounts amounted to $8,108 as of December 31, 2022 ($6,322 as of December 31, 2021). Forfeited accounts, if any, are transferred by the Plan administrator to an unallocated account to be used to cover administrative expenses of the Plan or reduce the Bank’s future contributions. No forfeitures were used to cover administrative expense during 2022.

8.	Risks and Uncertainties

The Plan provides for investment options in various funds that invest in equity and debt securities and other investments. Such investments are exposed to various risks, such as interest rate, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades, as well as the risk associated with global events. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. The Plan’s exposure to a concentration of credit risk is dependent upon the investments selected by the participants.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America Notes to the Financial Statements December 31, 2022 and 2021

The Plan is subject to legal proceedings and claims which might arise in the ordinary course of its activities. At this time, there are no legal proceedings against the Plan that might impact the financial statements.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

EIN #: 66-0183103

Plan #: 004

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2022

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of Investment including maturity date, rate of interest, par value			(d) Cost	(e) Current value
	Common Stocks
*	First BanCorp.	Common Stock	60,270	shares	**	$766,629

	Total Common Stocks					766,629

	Mutual Funds and Money Market Funds
	Fidelity Spartan Extended Mkt. Index	Mutual Fund	27,694	shares	**	1,745,301
*	State Street Institutional US Government
	Money Market Fund	Money Market Fund	35,810	shares	**	35,810
	Vanguard Inflation-Protected Securities Fund	Mutual Fund	9,413	shares	**	217,930
	Vanguard Target Retirement Income Fund	Mutual Fund	16,490	shares	**	201,841
	Vanguard Total International Bond Index Fund	Mutual Fund	1,121	shares	**	21,239
	Vanguard Institutional Target Retirement 2020 Fund	Mutual Fund	16,341	shares	**	414,415
	Vanguard Institutional Target Retirement 2025 Fund	Mutual Fund	48,227	shares	**	804,423
*	Schwab Bank Savings	Money Market Deposit Account			**	2,591,807
	Vanguard S&P 500 Index Admiral	Mutual Fund	15,035	shares	**	5,324,088
	Fidelity International Index Fund	Mutual Fund	31,609	shares	**	1,301,981
	Vanguard Institutional Target Retirement 2030 Fund	Mutual Fund	39,830	shares	**	1,249,465
	Vanguard Institutional Target Retirement 2035 Fund	Mutual Fund	22,433	shares	**	434,070
	Vanguard Institutional Target Retirement 2040 Fund	Mutual Fund	14,146	shares	**	480,980
	Vanguard Institutional Target Retirement 2045 Fund	Mutual Fund	33,735	shares	**	769,831
	Vanguard Institutional Target Retirement 2050 Fund	Mutual Fund	9,137	shares	**	345,363
	Vanguard Institutional Target Retirement 2055 Fund	Mutual Fund	9,606	shares	**	405,075
	Vanguard Institutional Target Retirement 2060 Fund	Mutual Fund	2,754	shares	**	106,926
	Vanguard Institutional Target Retirement 2065 Fund	Mutual Fund	1,601	shares	**	40,720
	Vanguard Total Bond Market Index Fund	Mutual Fund	144,326	shares	**	1,368,212
	Cohen & Steers Realty Shares Fund	Mutual Fund	1,085	shares	**	63,454
	Vanguard Wellington Fund	Mutual Fund	1	shares	**	16

	Total mutual funds and money market funds					17,922,947

	Other Investments
*	Notes receivables from participants	Interest rates ranging from 5.25% to 9.50%. Maturities through 2027			**	593,719
*	Personal Choice Retirement Account—Self-directed Brokerage Account				**	27,082

	Total Other Investments					620,801

	Total					$19,310,377

*	Party in-interest
**	Historical cost is not required for participant directed investments.

See accompanying report of Independent Registered Public Accounting Firm.

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Board of Trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF THE U.S. VIRGIN ISLANDS AND THE UNITES STATES OF AMERICA
(Name of Plan)

Date: 07/20/2023	By:	/s/ Victor Barreras
Authorized Representative